UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Newman, James W.
   c/o Dura Pharmaceuticals, Inc.
   5880 Pacific Center Blvd.
   San Diego, CA  92121
   USA
2. Issuer Name and Ticker or Trading Symbol
   Dura Pharmaceuticals, Inc.
   (DURA)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December, 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
Senior Vice President, Finance and Administration, and Chief Financial
Officer

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Allocation from Compan|        |12/29|J (1|V|146        |A  |     |     |Common Stock|146    |       |728 (2)     |I  |(1)         |
y 401(k) Plan         |        |/96  |)   | |           |   |     |     |            |       |       |            |   |            |
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Employee Stock Option |$37.63  |12/6/|A   |V|40,000     |A  |12/6/|12/6/|Common Stock|40,000 |       |40,000      |D  |            |
(right to buy)        |        |96   |    | |           |   |00(3)|06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Annual allocation (based upon participation and payroll deductions) of Common Stock purchased and held by the Trustee for the Company's
401(k) Payroll Savings Plan. Source of funds for such purchase is the Company's annual contribution, which is established by the Board of Directors at its sole discretion. Reporting person has no direct ownership in, and has no voting rights associated with, such shares.
(2)  Adjusted to reflect Issuer's 2-for-1 Common Stock Split effective
7-1-96.
(3) Date option becomes fully vested. Option vests daily from the date of grant for a 4-year period.
SIGNATURE OF REPORTING PERSON
/s/ James W. Newman, by Mitchell R. Woodbury, by direction
DATE
1-8-97